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Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

June 24, 2019

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Insight Fund (the “Fund”)
(File No. 033-63685; 811-07377)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of Class IR shares of the Fund, filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2019. The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 67 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about July 2, 2019.

COMMENTS TO THE PROSPECTUS

Comment 1.	Please supplementally confirm the basis for the “Other Expenses” of the Fund.

Response 1. Because Class IR shares of the Fund have been in operation for less than six months, pursuant to Instruction 6(a) of Item 3 the Fund has disclosed in a footnote to the fee table that “Other Expenses” are based on estimated amounts for the current fiscal year. We supplementally confirm that the Other Expenses number has been generated based on the operations of the Fund during the previous fiscal year.

Comment 2.	Please revise the prospectus to incorporate risk disclosure relating to the Adviser’s integration of environmental, social and governance (“ESG”) factors into the Fund’s investment process.

Response 2. We respectfully acknowledge the comment; however, the ESG-related investment strategy disclosure indicates that the Adviser’s ESG research is a “lens for additional fundamental research, which can contribute to investment decision-making….The Adviser does not treat ESG as a deterministic, reductive screen, nor as a portfolio construction tool layered on top of a passive vehicle.” Accordingly, although consideration of ESG factors is incorporated into the investment process, it is only one of many tools the Adviser utilizes to make investment decisions, and the Fund is not prohibited from any investment opportunity as a result of such. Therefore, we do not believe the principal investment strategy disclosure in this regard necessitates a corresponding principal risk at this time; however, we will continue to monitor the Fund’s risk disclosure in order to determine whether to add an ESG-specific risk.

Comment 3.	Please include the year-to-date performance return in the section of the prospectus entitled “Fund Summary—Past Performance”.

Response 3. The disclosure has been revised accordingly.

Comment 4.	Please include in a footnote to the table entitled “Average Annual Total Returns” that the performance of Class IR is expected to be lower than the performance of Class IS due to higher “Other Expenses.”

Response 4. We respectfully acknowledge the comment; however, due to the identical total expense ratio cap of 0.85% between the Fund’s Class IR and Class IS shares, performance figures are expected to be identical so long as such caps remain the same.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,
/s/ Allison Fumai
Allison Fumai
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